ORRICK, HERRINGTON & SUTCLIFFE LLP

THE ORRICK BUILDING

405 HOWARD STREET

SAN FRANCISCO, CALIFORNIA 94105-2669

tel +1-415-773-5700

fax +1-415-773-5759

WWW.ORRICK.COM

Richard V. Smith

(415) 773-5830

rsmith@orrick.com

July 8, 2016

Nicholas P. Panos, Senior Special Counsel

Jennifer López, Attorney Advisor

Office of Mergers and Acquisitions

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	China Metro-Rural Holdings Limited
Schedule 13E-3
Filed June 8, 2016 by China Metro-Rural Holdings Limited, et al.
File No. 005-85386

Dear Mr. Panos and Ms. López:

China Metro-Rural Holdings Limited (the “Company”) responds to your comment letter dated June 21, 2016. For ease of reference, we have repeated your comments below followed by the Company’s responses.

Please note that all page numbers in the responses below refer to Amendment No. 1 to Schedule 13E-3 (the “Amendment”) or the revised information statement attached as exhibit (a)(3) thereto (the “Amended Information Statement”), as the case may be, both of which have been filed concurrently with this letter. All capitalized terms, not otherwise defined herein, are defined in the Amended Information Statement.

Schedule 13E-3 | Introduction

1.	Comment: The first full paragraph on page two disclaims responsibility for each filing person for the information supplied by other filing persons. These statements are inconsistent with the required attestation that appears at the outset of the signature pages commencing on page eight, and otherwise operate as an implied disclaimer for the entire filing except for the discrete portion of the disclosure provided by each filing person. Please revise.

Response:

The Company has removed these statements from page 2 of the Amendment.

Nicholas P. Panos Jennifer López July 8, 2016 Page 2

Exhibit 99.(A)(3) | General

2.	Comment: Given his directorship and beneficial ownership status in Cafoong Limited, it appears that Mr. Cheng Tai Po is a member of the affiliate group. As he also appears to be engaged in the going private transaction, please add him as a filing person on the cover page of the Schedule 13E-3, or advise. For guidance, refer to the Division of Corporation Finance’s Compliance & Disclosure Interpretations Question 201.05.

Response:

Mr. Cheng Tai Po has been added as a filing person to the cover and signature pages, and page 1, of the Amendment. Page 2 of the Amended Information Statement discloses Mr. Cheng as a member of the Affiliate Group.

3.	Comment: We note the disclosure in the amended Schedule 13D filed on June 8, 2016 that in connection with the merger, Mr. Cheng Chung Hing, Ricky and Willis Plus Limited will take action by written consent to approve the Merger Agreement. Please provide us with a brief legal analysis as to whether or not the issuer engaged in a solicitation subject to Section 14(a) and corresponding Regulation 14A in connection with the consents. Refer to Exchange Act Rule 14a-1(f), which defines the term “proxy” to include consents, and Rule 14a-1(l), which defines the term “solicitation.”

Response:

Because the Company is a foreign private issuer under Rule 3b-4 of the Exchange Act, it is not subject to Section 14(a) of the Exchange Act and corresponding Regulation 14A.

Pursuant to Rule 3a12-3(b) of the Exchange Act, “[s]ecurities registered by a foreign private issuer, as defined in Rule 3b-4, shall be exempt from sections 14(a), 14(b), 14(c), 14(f) and 16 of the [Exchange] Act.”

Therefore, section 14(a) and corresponding Regulation 14A are inapposite to the Company as a foreign private issuer.

Background and Purposes of, and Reasons for, the Merger, page 4

4.	Comment: Revise to state, if true, that the affiliates engaged in this transaction will become the beneficiaries of the Company’s expected $1,100,000 in future compliance, regulatory, insurance and other cost savings associated with being a public reporting company. See Item 7 of Schedule 13E-3 and Item 1013(d) of Regulation M-A.

Response:

Please refer to the revised disclosure on page 6 of the Amended Information Statement.

Nicholas P. Panos Jennifer López July 8, 2016 Page 3

5.	Comment: Please revise to further discuss how the determination was made that the merger transaction “[was] the most direct and effective way to accomplish [your] goals” and the reasons prompting the filing persons to engage in the transaction at this time given that no other alternative transactions were considered. Refer to Item 1013 of Regulation M-A.

Response:

Item 1013(c) of Reg. M-A states “State the reasons for the structure of the Rule 13e-3 transaction and for undertaking the transaction at this time.” Page 5 states “The Company, Investment, Merger Sub, and the Affiliate Group are undertaking the Rule 13e-3, or going-private or privatization, transaction at this time to take advantage of the benefits of being a private company as described above and the reasons for the structure of this transaction are that the Affiliate Group is able to effect the Merger without a general shareholder vote while still allowing unaffiliated security holders and holders of Exchange Shares to receive fair value for their Ordinary Shares or exercise their dissenters’ rights.”

Because the Majority Shareholder is able to take the Shareholder Action through a written consent to enable the Company to effectuate the Merger with Merger Sub, an indirect wholly-owned subsidiary of the Company, without a shareholder meeting or vote under the BVI Business Companies Act to cash out the unaffiliated security holders—while still allowing (i) dissenting unaffiliated security holders and dissenting holders of Exchange Shares to exercise their Dissenters’ Rights, and (ii) the Affiliate Group to gain substantial control of the Company and terminate the Company’s public company reporting obligations—the Merger is the most direct and effective way for the Company, Investment, Merger Sub, or the Affiliate Group to accomplish their goals.

The Company has clarified the disclosure on page 5 of the Amended Information Statement.

Fairness of the Merger

Position of China Metro and the Affiliate Group as to the Fairness of the Merger, page 7

6.	Comment: Notwithstanding the extensive analysis offered in support of the fairness determination, please revise to disclose the extent to which each of the unaddressed factors enumerated in Instruction 2 to Item 1014 of Regulation M-A supported the fairness determination. For example, expand your discussion of historical and current market prices considered by the Company. Also, explicitly address whether or not the factor set forth in clause (iv) of Instruction (2) to Item 1014 of Regulation M-A. Refer to Question and Answer No.’s 20-21 in Exchange Act Release 17719 (April 13, 1981).

Nicholas P. Panos Jennifer López July 8, 2016 Page 4

Response:

With respect to current and historical market prices and going concern value, the Company has clarified the disclosure on page 9 of the Amended Information Statement.

7.	Comment: Revise the disclosures regarding fairness of the transaction, and please make conforming changes throughout the document, to separately address fairness to unaffiliated shareholders who will retain their interest in the company. Alternatively, please advise us why such disclosure is not required. See Question and Answer Number 19 in Exchange Act Release 17719 (April 13, 1981).

Response:

The Company has clarified to address the fairness of the Rule 13e-3 transaction to unaffiliated security holders of the Company who will retain their interests in the Company. Only affiliated and unaffiliated holders of Exchange Shares (in other words, holders of Ordinary Shares that are listed on Exhibit B to the Merger Agreement) will have indirect interests in the Company through their interests in Investment. Please refer to pages 3, 7 and 8 of the Amended Information Statement.

Financial Information, page 18

8.	Comment: The information required by Item 13 of Schedule 13E-3 and corresponding Item 1010(a) of Regulation M-A has been incorporated by reference. Please revise to include the summary financial statements required by Item 1010(c) of Regulation M-A. See Instruction 1 to Item 13 of Schedule 13E-3.

Response:

The Company has included the requested summary financial information on pages 18 to 20 of the Amended Information Statement.

Nicholas P. Panos Jennifer López July 8, 2016 Page 5

9.	Comment: If not all unaffiliated security holders will be cashed-out, advise us, with a view toward revised disclosure, why a summary of pro forma financial information has not been provided. See Item 13 of Schedule 13E-3, Instruction 1 thereto, and corresponding Items 1010(b) and/or1010(c)(6) of Regulation M-A.

Response:

Item 1010(b) says “if material, furnish pro forma information.” The Company advises that pro forma financial information is not material in this Rule 13e-3 transaction because neither Investment nor Merger Sub has engaged in any business or operations and both have de minimis assets and liabilities prior to the Merger with the Company. Both Investment and Merger Sub were formed solely for the purpose of the Rule 13e-3 transaction. Because Item 1010(b) pro forma financial information is not material, summary pro forma financial information has not been provided.

Where You Can Find More Information, page 19

10.	Comment: The legend at the top of page 20 indicates the information contained in the filing has been prepared as of a date certain, and implies that the information already has been disseminated. Advise us whether or not the filing persons have disseminated information as of June 8th, 2016. To the extent the information has not yet been mailed as implied, please confirm that the date appearing in this legend will be updated.

Response:

The Information Statement filed as exhibit (a)(3) to the Schedule 13E-3 filed on June 8, 2016 has not been disseminated as noted on page 1 of the Schedule 13E-3, filed on even date, which states the Information Statement is in preliminary form and subject to completion. Further, on the cover page of the Information Statement, a placeholder is disclosed to indicate that the Information Statement will be sent or given to shareholders as of the record date which, itself, has a placeholder to indicate that the Board of Directors of the Company has not fixed the record date.

All of the legends noting the Amended Information Statement is subject to completion will be updated.

*        *        *

Nicholas P. Panos Jennifer López July 8, 2016 Page 6

Please note attached hereto is the requested written acknowledgement from the issuer and each other filing person to the Schedule 13E-3. If you have any questions about this filing or the Company’s responses, please contact me at (415) 773-5830 or rsmith@orrick.com.

Sincerely,

/s/ Richard V. Smith

Richard V. Smith

cc:	Mr. Sio Kam Seng, Executive Director, Chairman of the Board, and CEO

China Metro-Rural Holdings Limited

Mr. Maurice Hoo, Esq.

Orrick, Herrington & Sutcliffe LLP

Nicholas P. Panos Jennifer López July 8, 2016 Page 7

ACKNOWLEDGMENT

In response to the SEC comment letter dated June 21, 2016 regarding the Schedule 13E-3, File No. 005-85386, filed on June 8, 2016 by China Metro-Rural Holdings Limited and the other filing persons named therein, the undersigned hereby acknowledge the following in connection with Amendment No. 1 to the Schedule 13E-3 filed with this response, as well as any subsequent amendment filed with the SEC:

•	the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

CHINA METRO-RURAL HOLDINGS LIMITED

By:	/s/ Sio Kam Seng
Name:	Sio Kam Seng
Title:	Executive Director, Chairman of the Board, and Chief Executive Officer

KIND UNITED HOLDINGS LIMITED

By:	/s/ Cheng Chung Hing, Ricky
Name:	Cheng Chung Hing, Ricky
Title:	Director

Nicholas P. Panos Jennifer López July 8, 2016 Page 8

KINDFAR INTERNATIONAL LIMITED

By:	/s/ Cheng Chung Hing, Ricky
Name:	Cheng Chung Hing, Ricky
Title:	Director

ZAGAT INTERNATIONAL LIMITED

By:	/s/ Leung Moon Lam
Name:	Leung Moon Lam
Title:	Director

WILLIS PLUS LIMITED

By:	/s/ Cheng Chung Hing, Ricky
Name:	Cheng Chung Hing, Ricky
Title:	Director

CAFOONG LIMITED

By:	/s/ Cheng Chung Hing, Ricky
Name:	Cheng Chung Hing, Ricky
Title:	Director

CHINA METRO-RURAL INVESTMENT LIMITED

By:	/s/ Sio Kam Seng
Name:	Sio Kam Seng
Title:	Director

Nicholas P. Panos Jennifer López July 8, 2016 Page 9

CMR MERGER SUB LIMITED

By:	/s/ Sio Kam Seng
Name:	Sio Kam Seng
Title:	Director

CHENG CHUNG HING, RICKY

/s/ Cheng Chung Hing, Ricky

LEUNG MOON LAM

/s/ Leung Moon Lam

CHENG TAI PO

/s/ Cheng Tai Po